Exhibit 99.2

EDGE RESOURCES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and nine month periods ended December 31, 2010 unless otherwise noted.

Date

The following Management’s Discussion and Analysis (MD&A) of Edge Resources Inc. (the “Company” or “Edge”) for the three and nine month periods ended December 31, 2010 and 2009 has been prepared by management taking into consideration information available to February 28, 2011 and should be read in conjunction with the Company’s financial statements for the three and nine month periods ended December 31, 2010 and 2009 and the audited financial statements for the year ended March 31, 2010 and the related notes as well as Management’s Discussion and Analysis for the year ended March 31, 2010.

Basis of Presentation

The financial data presented below has been prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”). The reporting and measurement currency is the Canadian dollar.

Non-GAAP Measures

The term “field netback” represents income before tax from only producing properties. It does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. It is calculated as revenue less the sum of royalties and production expenses. It is equivalent to the GAAP measure “gross margin”. “Field netback” is presented in this report to assist users in determining how profitable the producing operations are.

The calculation of barrels of oil equivalent (“BOE”) is based on a conversion ratio of 6,000 cubic feet of natural gas to 1 barrel of oil to estimate relative energy content and does not represent a value equivalency at the wellhead. BOE’s may be misleading, particularly if used in isolation. A BOE conversion is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. This conversion conforms to the Canadian Securities Regulator’s National Instrument 5 1-101, Standards of Disclosure for Oil and Gas Activities. These terms are not defined by Canadian GAAP and are therefore referred to as non-GAAP measures.

Forward Looking Information

It is the Company’s practice not to provide any forward guidance or projections. Notwithstanding this policy, this MD&A may contain forward-looking statements and assumptions in respect to various matters including statements related to the future sale of assets and the future need to raise additional capital, the ability of the Company to continue to sustain future negative cash flow from operations and to continue operations in the future, the view and outlook of future commodity prices, cyclical industry fundamentals, the risk of the Company being able to retain the services of officers and other key employees and consultants, asset retirement costs, future potential property and equipment impairments under GAAP and/or IFRS and future potential changes to stock based compensation expense and adjustments to the Black Scholes option pricing model. All constitute “forward-looking information” within the meaning of applicable Canadian securities legislation, as well as all statements that involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. When used in this MD&A, such statements use such words as “may”, “will”, “intend”, “should”, “expect”, “believe”, “plan”, “anticipate”, “estimate”, “predict”, “potential”, “continue” or the negative of these terms or other similar terminology. These statements are also “forward-looking information” within the meaning of applicable Canadian securities legislation, and they reflect current expectations regarding future events and operating performance and speak only as of the date of this MD&A.

Forward-looking information involves significant risks and uncertainties, should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether such results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in the forward-looking information.

Although the forward-looking information contained in this MD&A is based upon what management believes are reasonable assumptions, the Company cannot assure investors that actual results will be consistent with these forward-looking statements. This forward-looking information is provided as of the date of this MD&A. The Company does not assume any obligation to update or revise them to reflect new events or circumstances, except as required by applicable securities legislation.

Additional information about the Company, including periodic quarterly and annual MD&A and financial statements can be accessed at www.sedar.com.

Abbreviations

Oil and Natural Gas
bbl - barrels

mbbl - thousand barrels	mmcf - million cubic feet
mmbbl - million barrels	mcf/d - thousand cubic feet per day
bbl/d - barrels per day	mmcf/d - million cubic feet per day
API - American Petroleum Institute	GJ - gigajoule
mcf - thousand cubic feet	bcf - billion cubic feet
tcf - trillion cubic feet

Other

boe	barrel of oil equivalent converting six mcf of natural gas to one barrel of oil (6:1) unless otherwise stated
boe/d	barrels of oil equivalent per day
bopd	barrels of oil per day
mboe	thousand of barrels of oil equivalent
NCGORR	non-convertible gross overriding royalty
NPV	net present value

Identification

The Company is a junior oil and gas company that is listed under the symbol “EDE” on the TSX Venture Exchange (“TSXV”).

Description of Business

At the Company’s annual general meeting held on July 20, 2009, the change of name to Edge Resources Inc. received shareholders’ approval with regulatory approval being received on July 28, 2009. Since 2005, the Company was an exploration company engaged principally in the acquisition, exploration and development of mineral claims. On May 26, 2009 the TSX Venture Exchange accepted for filing (Filing Statement dated April 30, 2009) Edge Resources Inc.’s change of business and reactivation to oil and gas exploration, development and production. This change of business and reactivation was comprised of the acquisition of certain petroleum and natural gas assets in the Willesden Green area of west-central Alberta and the completion of a private placement financing described later in this MD&A. An entire new management team with significant oil and gas experience and new board of directors was elected to coincide with the change in business to an oil and gas development company.

Business Overview

The Company’s principal business is to identify and evaluate opportunities for the acquisition of interests in oil and gas properties and to undertake exploration and/or development programs on such properties if acquired or to joint venture or option such properties to third parties, with a view to discovering and producing oil and/or natural gas.

On May 26, 2009, the Company acquired certain petroleum and natural gas assets, tangibles and miscellaneous interest situated in the Willesden Green area of west-central Alberta. This was an arm’s length transaction to the Company. The total consideration paid by the Company to the vendor was $1,500,000 cash. In addition, the Company agreed to pay Quarry Bay Capital LLC an assignment fee of $25,000 for the right to enter into a definitive agreement and a finder’s fee of $107,500 to Corporate House Equity Ltd., an arm’s length party. The TSX Venture Exchange accepted for filing the agreement to purchase these assets. The Willesden Green property is located in Townships 41 to 42, Ranges 3 to 4W5M approximately 70 km north and west of Red Deer, Alberta. The Company’s working interest in the oil and gas assets consisted at the time of purchase of 50% in two sections and 100% in five sections, all of which contain drilled and cased natural gas wells.

The Company has previously focused on the development of natural gas from the “Edmonton Sands” group of formations, a conventional, shallow gas group of reservoirs in west-central Alberta. Since June 1, 2009 the Company added a number of key individuals to its management team. This new management team has experience evaluating, financing, planning, executing and operating oil and gas exploration and development projects. During the summer of 2009, after completion of the seven-section acquisition, the Company completed a four well drilling program in the Willesden Green and nearby areas and increased the Company’s land base through farm-in agreements. The Company has entered into various farm-in agreements which allow it to earn up to 39 additional sections by drilling a single well on each of the respective 39 sections. The Company also acquired a section of land at a land sale.

In November 2010, the Company initiated and completed a six-well drilling program on the farm-in lands, which earned the Company an additional six sections of land, bringing the Company’s total number of earned or owned Edmonton Sands prospective sections to 18.

In May 2010, the Company began production operations. Up to January 2011, the Company had only one well producing through restricted flow-lines and against restrictive pressures into 3rd party pipelines and production facilities. However, on completion of the Company’s wholly-owned and operated compressor station and associated 15,000 meters of pipeline in early February 2011, the Company brought on additional seven additional wells into production. The Company has also recently brought additional wells into production and added third-party revenue-generating production into its pipeline and compressor station. Additionally, the Company closed a transaction in which the Company purchased certain producing oil assets as more fully described under Subsequent Events.

Third Quarter Highlights/Quarterly update

•
The Company sold a 3.45% working interest in 7 sections for total consideration of $345,000. Consideration included a non-refundable advance payment of expected completion and tie-in costs associated with upcoming operations on those sections.

•
The Company made progress in an effort to construct its own dedicated shallow-gas gathering system for its wells in the Willesden Green area, which will improve production rates and lower operating costs.

Outlook

In addition to the 11 previously earned sections, the Company signed various farm-in agreements that give the Company the ability to earn up to 39 additional sections by drilling wells on the corresponding sections. The Company has also acquired one section of land through an Alberta Crown Land sale and earned another 6 sections through meeting drilling commitments. All of this Edmonton Sands prospective land is in the Company’s core area geographically and all sections are prospective for the Edmonton Sands group of formations, one of the Company’s focus areas.

The Company intends on maximizing production through its recently-constructed shallow-gas gathering system. Additionally, as a result of the aforementioned farm-in, asset and land acquisitions, the Company intends on drilling a significant number of wells in the coming months, which may significantly increase the Company’s land base, production and cash-flow.

The Company’s recent acquisition of primarily oil production in Alberta represents steady, and potentially, increasing cash-flow from the oil-producing property. There are additional drilling opportunities on this property, as well as opportunities to improve efficiencies through utilization of the excess capacity at the recently acquired oil battery and facilities.

Reserves

Edge retained an independent engineering firm, AJM Petroleum Consultants, to prepare a reserve report, effective March 31, 2010. For additional information, please see the 51-101 filing which can be accessed at www.sedar.com.

Financial Condition & Overall Performance

The financial condition December 31, 2010 has declined from that as at March 31, 2010. Edge issued 566,160 shares as a result of warrants being exercised for $169,848 in proceeds in the first quarter. In the second quarter, Edge completed a financing including an asset sale and debt issuance for a total of $2.05 million. Additional capital was raised in the third quarter with approximately, $829,100 of financing closing near the end of the quarter. The Company has continued implementing its drilling program throughout the third quarter, as well, which resulted in continued minimal cash balances. As at December 31, 2010, the Company had a cash balance of $392,529 (March 31, 2010 - $253,158), with a working capital deficit of ($2,767,378) (March 31, 2010 – positive working capital of $424,095). The Company entered into a credit facility agreement for $4.5 million as described under “subsequent events”. In addition, the Company continues to be partially financed by secured debt, which takes second position to the credit facility, and totals $1.5 million.

The Company has developed unique, low-cost drilling and completion techniques; thus, the Company intends to be the operator of record on all wells that it drills, regardless of the Company’s working interests in those wells. The accounts receivable represents amounts due from working interest partners for their share of drilling and completion costs incurred by the Company, as operator of record. The fair value of these accounts receivables approximates their carrying values.

Selected Quarterly Information

The following table sets forth certain quarterly financial information of the Company’s previous quarters:

	Third Quarter Ended Dec. 31, 2010	Second Quarter Ended Sep. 30, 2010	First Quarter Ended Jun. 30, 2010	Fourth Quarter Ended Mar. 31, 2010	Third Quarter Ended Dec. 31, 2009	Second Quarter Ended Sep. 30, 2009	First Quarter Ended Jun. 30, 2009	Fourth Quarter Ended Mar. 31, 2009
	$	$	$	$	$	$	$	$
Net sales	31,625	78,796	56,528	Nil	Nil	Nil	Nil	Nil
Net and Comprehensive Loss	(207,141)	(272,274)	(292,481)	(355,455)	(292,247)	(272,274)	(425,804)	(580,251)
Net loss per share	(0.00)	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)	(0.02)	(0.03)
Working Capital	(2,767,378)	(76,755)	69,488	424,095	345,877	190,420	924,310	(15,724)

Trend analysis

The Company has experienced losses over the previous eight quarters. Over the past two years, the Company has formulated and implemented a plan that management believes will allow for profitable operations in the future. As of December 31, 2010, only one gas well was on production, however; several additional wells were brought on production in February, into the Company’s wholly-owned, dedicated shallow-gas gathering system. This system was specifically designed for a low-cost operation and for a low-priced natural gas environment. In addition, the company recently purchased oil producing assets. See “subsequent events” for additional information.

As working capital has declined, management has completed equity financings to replenish cash reserves. In the most recent quarter, Management elected to finance via asset sales with debt financing being added in February 2011. Management continues to successfully pursue financing alternatives.

Liquidity and Capital Markets

The Company had cash out-flow from operations for the quarter ended December 31, 2010 of $593,719 compared to a cash outflow of $712,353 in the quarter ended December 31, 2009. The year to date outflow is $759,420 compared to an outflow of $896,196 for the nine months ended December 31, 2009. Both the quarterly and annual cash flows are viewed by management to be in line with the comparative periods.

As noted elsewhere in this MD&A, as at December 31, 2010 the Company had ($2,767,378) in working capital compared to $424,095 at March 31, 2010. The Company anticipates requiring the completion of future financing or joint-venture participation, over and above the financings closed during the quarter and subsequent to the quarter end, in order to execute the full extent of its drilling program in the current fiscal year. The Company is still considering potential joint-venture arrangements as well as potential debt and equity financing opportunities.

Management has assumed that further external financing may be obtained, however uncertainty exists with respect to raising capital, which could require management to adjust the future exploration program by delaying any capital projects until such time as the financing can be obtained at terms suitable to the Company. Please see “Outlook” for further details.

Production Summary

	Quarter Ended	Quarter Ended	%	Nine Months	Nine Months	%
	Dec 31, 2010	Dec 31, 2009	Change	Ended Dec	Ended Dec	Change
				31, 2010	31, 2009

Production
Natural gas (E3M3)	333.2	-	100.0	1,549.3	-	100.0
Natural gas (boe)	1,970.1	-	100.0	9,174.9	-	100.0
Natural gas (GJ)	12131.0	-	100.0	60427.0	-	100.0

Average Sales Price
Natural gas ($/boe)	20.84	-	100.0	23.51	-	100.0
Natural gas ($/GJ)	3.38	-	100.0	3.57	-	100.0
% gas	100%	-	100.0	100%	-	100.0

Discussion of Quarter Ended December 31, 2010

Natural gas revenues, both gross and net, as well as operating expenses have increased due to the Company commencing production.

General and Administrative and Consulting Expenses

	Quarter Ended Dec 31, 2010 $	Quarter Ended Dec 31, 2009 $	% change	Nine Months Ended Dec 31, 2010	Nine Months Ended Dec 31, 2009	% change
				$		$
Gross	325,304	319,065	2.0	931,783	983,885	(5.3)
Capitalized	125,540	140,495	(10.6)	323,723	334,867	(3.3)
Net	199,764	178,570	11.9	608,060	649,018	(6.3)
Per boe gross	165.13	-	100.0	101.57	-	100.0
Per boe net	101.40	-	100.0	66.28	-	100.0

The capitalized portion has decreased due to the split focus between drilling and completion activities and financing requirements. The year-to-date amounts, however; remain in line with prior year and with management expectations.

Depreciation, Depletion and accretion

	Quarter Ended Dec 31, 2010 $	Quarter Ended Dec 31, 2009 $	% Change	Nine Months Ended Dec 31, 2010 $	Nine Months Ended Dec 31, 2009 $	% Change
Depletion, depreciation and accretion	23,540	1,122	NA	105,883	2,244	NA
Per boe	11.95	N/A	100.0	11.54	N/A	100.0

Depletion is based upon capital expenditures, production rates and reserves. There was no depletion expense in the prior period as the Company did not have any producing operations. As such, the comparative period only includes depreciation and accretion.

Net Loss

The Company had a loss of ($207,141) or ($0.00) per share in the quarter ended December 31, 2010. This loss was smaller than the prior period loss of ($292,247) or ($0.01) per share primarily due to a stock-based compensation adjustment for the cancellation of unvested options as well as the revenues of producing operations.

Equity/Warrants

Current year

In May 2010, 566,160 finders’ warrants were exercised at $0.30 per warrant for gross proceeds of $169,848. 96,250 finders’ warrants expired unexercised. These warrants were issued in the prior period as discussed below.

In December 2010, the Company closed a financing consisting of 197,000 flow-through shares at $0.30 per flow-through share and 3,500,005 Common Shares at $0.22 per share for aggregate proceeds of approximately $829,100. As part of the arrangement, the Company paid $52,045 in cash and 258,790 finders’ warrants representing a 7% fee on securities issued from subscribers initiated by finders. Each finders’ warrant is exercisable into one Common Share at an exercise price of $0.30 per Common Share expiring in December 2011.

During the quarter ended December 31, 2010, 140,000 broker warrants previously issued expired unexercised.

On January 17, 2011 the Company closed a private placement consisting of 2,984,545 common shares of the Company at a price of $0.22 per share for gross proceeds of $656,600. The Company agreed to pay a finders’ fee to eligible persons in the amount of $45,962 and 208,918 finders’ warrants, with each finders’ warrant exercisable into one Common Share for $0.30 for a period of one year from the date of issuance.

On January 31, 2011 the Company closed a private placement consisting of 1,078,163 Units of the Company at a price of $0.38 per Unit for gross proceeds of $409,702. Each Unit consists of one flow-through share of the Company and one purchase warrant. Each warrant is exercisable into one Common Share for $0.40 for a period of one year from the date of issuance. The Company agreed to pay a finders’ fee to eligible persons in the amount of $24,150 and 63,553 finders’ warrants, with each finders’ warrant exercisable into one Common Share for $0.40 for a period of one year from the date of issuance.

On February 17, 2011 the Company closed a private placement consisting of 333,200 units of the Company at a purchase price of $0.38 per unit for gross proceeds of $126,616, each unit consisting of one common share of the Company to be issued on a “flow through” basis and one purchase warrant exercisable into one Common Share upon payment of $0.40 per share for a period of one year from the date of issuance. Additionally, the Company issued 4,300,000 units of the Company at a purchase price of $0.32 per unit for gross proceeds of $1,376,000, each unit consisting of one common share of the Company and one-half of one purchase warrant, with each whole warrant exercisable into one Common Share upon payment of $0.385 per share for a period of one year from the date of issuance. The Company has agreed to pay a finders’ fee to eligible persons in the aggregate amount of $64,152 (4%) and 202,051 finders warrants (4%), with 183,627 of the finders warrants exercisable into one Common Share upon payment of $0.3 85 per share for a period of one year from the date of issuance and 18,424 of the finders warrants exercisable into one Common Share upon payment of $0.40 per share for a period of one year from the date of issuance.

Prior year

On October 14, 2009, the Company completed a non-brokered private placement of 2,000,000 common shares at $0.28 per share for gross proceeds of $560,000. The Company paid cash commissions of $39,200 to the finders for the introduction of the subscribers. In addition, the Company issued to the finders 140,000 warrants to acquire that number of common shares from the Company at a price of $0.28 per share for a 12 month period from the closing date of the transaction. The net proceeds were used for general working capital purposes.

Concurrent with the closing of the acquisition of the Willesden Green area petroleum interests in May 2009, the Company completed a private placement of 12,182,912 common shares at a price of $0.25 per share, for gross proceeds of $3,045,750. The Company paid a cash commission to certain finders equal to 7% of the gross proceeds of the private placement which totaled $151,603 as well as issuing 662,410 finders warrants. Each warrant, entitled the holder to purchase one common share of the Company at a price of $0.30 per common share for a period of 12 months following the closing on the transaction. The fair value of the warrants totaling $47,655 was recorded as share issue costs.

Stock Options

Current Year

In February 2011, the Company issued 1,000,000 options with an exercise price of $0.36 and 200,000 with an exercise price of $0.30. All options vest according to a 3-year vesting schedule and expire 5 years after the date they were granted.

During the quarter ended December 31, 2010, 162,500 unvested options were cancelled and 487,500 vested options at $0.30 had the expiry adjusted to November 1, 2010. These options expired unexercised. In addition, 25,000 unvested options were cancelled and 75,000 vested options with an exercise price of $0.31 were adjusted to December 31, 2010. These options expired unexercised.

During the quarter ended June 30, 2010, the Company issued 300,000 options to various consultants, directors and officers of the Company. The options had a weighted average exercise price of $0.32. 100,000 options included terms which included immediate vesting and are exercisable for a period of two years. The remaining 200,000 had step-vesting provisions, with one quarter vesting immediately and an additional one quarter vesting every six months. The options are exercisable for a period of five years from the grant date, once vested.

Cash Flow From Operations

For the nine months ended December 31, 2010, cash out flow from operations was ($759,420) which was lower than ($896,196) for the nine month period ended December 31, 2009 mainly due to the production revenues which were not present in the comparative period. Please see “Liquidity and Capital Markets” for further information.

Acquisitions

Current Year

In February 2011, the Company closed an agreement with a private Alberta-based oil and gas company to acquire certain producing, conventional oil and gas assets in Southern Alberta for $5.1 million. The agreement was effective, October 1, 2010. Concurrently, The Company entered into a credit facility agreement with a Canadian chartered bank for $4.5 million of which $4.0 million was utilized to finance the acquisition.

During nine months ended December 31, 2010, an 8.95% working interest in 7 sections was sold for $895,000, which includes a non-refundable advance payment of expected completion and tie-in costs associated with upcoming operations on those sections.

Prior Year

During the quarter ended June 30, 2009, the Company completed the purchase of non-producing, non-core assets for gross cash proceeds of $1,500,000. There were no dispositions in the nine months ended December 31, 2009.

Financial Instruments

All of the Company’s financial instruments as at December 31, 2010 consist of cash and cash equivalents, recorded amounts of accounts receivable and deposits which will result in future cash receipts, as well as accounts payable and accrued liabilities and a loan payable, which will result in future cash outlays.

The nature of these instruments and the Company’s operation expose the Company to commodity price risk, credit risk, liquidity risk, and market risk. The Company manages its exposure to these risks by operating in a manner that minimizes its exposure to the extent practical. The Company does not use derivative financial instruments to manage its exposure to these risks.

Off-balance Sheet Arrangements

The Company does not have any arrangements that would be excluded from the balance sheet as at December 31, 2010, nor are any such arrangements outstanding as of the date of this MD&A.

Risk Factors

Business Risks

Although it was incorporated in 1968, the Company began operating under the current business model in 2009. It does not have a history of earnings, nor has it paid any dividends. There is no plan to pay any dividends in the future. The Company’s ability to continue as a going concern is dependent upon the Company achieving profitable results on an ongoing basis, and the raising of funds from new equity issues, financing and sale of assets to provide it with sufficient resources to fund its operations and future potential exploration and development activities. However, there is no assurance that this will occur and that the Company will be able to continue operations in the future.

In addition, the Company is exposed to the many risks associated with the oil and gas industry, including, but not limited to, economic, financial, cost of capital, environmental and human resource risk. Economic risk is the risk of finding and producing reserves at a cost which produces an economic return. Financial risk consists of marketing production at a reasonable price given market conditions. Cost of capital is the risk associated with the Company’s ability to obtain capital to fund its activities at a reasonable cost. Environmental risk is the risk of carrying out operations with potential for adverse impact upon the environment. Human resource risk is the risk of maintaining access to expertise which will allow the company to grow and prosper.

The Company will be subject to commodity price risk for the delivery of oil and natural gas. The Company may manage and minimize this risk by entering into various joint ventures with sub-participants. As at December 31, 2010 and the date of this report, the Company has not entered into any commodity contracts.

The current financial instability has increased the uncertainty in the oil and natural gas industry. The revenue, cash flow and earnings of the Company are substantially dependent upon and affected by the trends in oil and natural gas prices. Worldwide military, political and economic events, including initiatives by the Organization of Petroleum Exporting Countries, may affect both the demand for and the supply of oil and natural gas. Weather conditions, governmental regulation, levels of consumer demand, the availability of pipeline capacity and other factors beyond the Company’s control may also affect the supply of and demand for natural gas, leading to future price volatility. The large fluctuations in natural gas prices which have occurred during this financial crisis have resulted in fluctuations in the Company’s revenues. Future changes in oil and natural gas prices could result in increases or decreases in total revenues for the Company.

The success of the Company is dependent upon the skills and expertise of the officers of the Company. The Company does not carry any “key man” insurance that would compensate the Company for the loss of any senior executives. There is no guarantee that the Company will be able to continue to retain the services of the officers or other key employees or key consultants of the Company.

Environmental

All phases of the oil natural gas business present environmental risks and hazards and are subject to environmental regulation pursuant to a variety of federal, provincial and local laws and regulations. Environmental legislation provides for, among other things, restrictions and prohibitions on spills, releases or emissions of various substances produced in association with oil and natural gas operations. The legislation also requires that wells and facility sites be operated, maintained, abandoned and reclaimed to the satisfaction of applicable regulatory authorities. Compliance with such legislation can require significant expenditures and a breach may result in the imposition of fines and penalties, some of which may be material. Environmental legislation is evolving in a manner expected to result in stricter standards and enforcement, larger fines and liability and potentially increased capital expenditures and operating costs. The discharge of oil, natural gas or other pollutants into the air, soil or water may give rise to liabilities to governments and third parties and may require the Company to incur costs to remedy such discharge. Although the Company believes that it is in material compliance with current applicable environmental regulations, no assurance can be given that environmental laws will not result in a curtailment of production or a material increase in the costs of production, development or exploration activities or otherwise adversely affect the Company's financial condition, results of operations or prospects.

Prices, Markets and Marketing

The Company's revenues, profitability and future growth and the carrying value of its properties are substantially dependent on prevailing prices of oil and natural gas. The Company's ability to borrow and to obtain additional capital on attractive terms is also substantially dependent upon oil and natural gas prices. Prices for oil and natural gas are subject to large fluctuations in response to relatively minor changes in the supply of and demand for oil and gas, market uncertainty and a variety of additional factors beyond the control of the Company.

Risks May Not be Insurable

The Company's operations are subject to the risks normally associated with the operation and development of oil and natural gas properties and the drilling of oil and natural gas wells, including encountering unexpected formations or pressures, blowouts and fires, all of which could result in personal injuries, loss of life and damage to property of Edge and others. In accordance with customary industry practice, Edge is not fully insured against all of these risks, nor are all such risks insurable, however management is of the opinion that adequate insurance has been obtained, where available. Environmental regulation is becoming increasingly stringent and costs and expenses of regulatory compliance are increasing. Edge expects it will be able to fully comply with all regulatory requirements in this regard.

Commitments

Except as disclosed elsewhere, the Company has the following commitments:

The Company signed a lease for premises commencing August 1, 2010 and expiring June 29, 2012. The lease calls for basic rent in the amount of $1,751 per month over the term of the lease with the first three months of occupancy free. The lease also requires the Company to pay their share of monthly operating costs. The future minimum lease payments, exclusive of occupancy costs are as follows:

2011 $21,012
2012 $10,506

The Company has successfully extended the commitment dates and terms for all of its farm-in agreements. The recently completed drilling program met any outstanding near-term commitments and additional drilling in 2011 is expected to meet any additional commitments or requirements of farmors, including the earning of option lands.

The Company entered into various equipment leases for twelve months at an aggregate monthly cost of $24,700. The Company has the option to purchase all or some of the equipment at the end of the lease term. Should the Company choose to purchase all of the equipment, the aggregate cost is $986,190.

In the ordinary course of business, the Company enters into contracts which contain indemnification provisions, such as loan agreements, purchase contracts, service agreements, licensing agreements, asset purchase and sale agreements, operating agreements, leasing agreements, asset use agreements, industry farm-out agreements, etc. In such contracts, the Company may indemnify counter-parties to the contracts if certain events occur. These indemnification provisions vary on an agreement by agreement basis. In some cases, there are no pre-determined amounts or limits included in the indemnification provisions and the occurrence of contingent events that will trigger payment under them is difficult to predict. Therefore, the maximum potential future amount that the Company could be required to pay cannot be estimated.

Under the terms of certain agreements and the Company’s by-laws the Company indemnifies individuals who have acted at the Company’s request to be a director and/or officer of the Company, to the extent permitted by law, against any and all damages, liabilities, costs, charges or expenses suffered by or incurred by the individuals as a result of their service. The claims covered by such indemnifications are subject to statutory and other legal limitation periods. The nature of the indemnification agreements prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay to beneficiaries of such indemnification agreements.

Contingent Liabilities

The Company is subject to various regulatory and statutory requirements relating to the protection of the environment. These requirements, in addition to contractual agreements and management decisions, result in the accrual of estimated future removal and site restoration costs. Any changes in these estimates will affect future earnings.

Costs attributable to these commitments and contingencies are expected to be incurred over an extended period of time and are to be funded mainly from the Company’s cash provided by operating activities. Although the ultimate impact of these matters on operations cannot be determined at this time, it could be material for any one quarter or year.

Capital Management

The Company’s objective with the management of its capital is to allow it to maintain investor, creditor and market confidence and to sustain future development of the business. The Company seeks to maintain a balance between the level of debt and shareholders’ equity to ensure access to capital to fund growth and working capital given the cyclical nature of the oil and gas sector. The capital structure consists of shareholders’ equity comprised of share capital, share purchase warrants, contributed surplus and deficit. Management monitors its available cash and compares the amount to the short term and long term capital requirements. Management then determines the best course of action for the Company and makes adjustments to the capital structure. As at the balance sheet date, the Company has no credit facilities in place, no bank indebtedness or long-term debt. The Company does have certain notes payable as described in note 4 of the financial statements, however it does not have any external capital requirements with respect to the loans.

Related Party Transactions

The majority of the management team is contracted under consulting agreements. As such, during the nine months ended December 31, the following the transactions occurred with related parties:

For the nine months ended December 31, 2010, the Company incurred $147,750 (2009 - $107,912) in management and engineering consulting fees from a private company in which a director and officer of the Company is the principal shareholder. Of these fees $91,558 (2009 - $87,538) has been capitalized to property and equipment with the remaining $56,192 (2009 - $20,374) included in consulting and professional fees on the statement of operations. Accounts payable and accrued liabilities as at December 31, 2010 includes $17,775 with respect to these fees.

For the nine months ended December 31, 2010, the Company incurred $3,500 (2009 - $33,000) in management and accounting consulting fees from a private company in which a former director and officer of the Company is the principal shareholder. These fees have been included in consulting and professional fees on the statement of operations. The director and officer resigned in May 2010.

For the nine months ended December 31, 2010, the Company incurred $27,900 (2009 - $nil) in management and accounting consulting fees from a private company in which an officer of the Company is the principal shareholder. These fees have been included in consulting and professional fees on the statement of operations. Accounts payable and accrued liabilities as at December 31, 2010 includes $2,730 with respect to these fees.

For the nine months ended December 31, 2010, the Company incurred $nil (2009 - $20,000) in consulting fees from a private company in which a director of the Company is the principal shareholder. These fees were in regards to investor relations expenses and have been included in general and administrative expenses on the statement of operations.

For the nine months ended December 31, 2010, the Company incurred $49,493 (2009 - $46,892) in legal fees from a law firm in which a director of the Company is a partner. These fees have been included in consulting and professional fees on the statement of operations. Accounts payable and accrued liabilities as at December 31, 2010 includes $2,321 with respect to these fees.

For the nine months ended December 31, 2010, the Company incurred $nil (2009 - $19,000) in fees from a former director of the Company. These fees were for time spent on various projects and serving on certain committees. These fees have been included in consulting and professional fees on the statement of operations.

For the nine months ended December 31, 2010, the Company incurred $5,737 (2009 - $65,826) in office and rental fees from a company formerly related by virtue of a common director. These fees have been included in general and administrative expenditures. The director resigned as a board member the third party effective May 1, 2010.

All related party transactions are in the normal course of operations and have been measured at the agreed to exchange amounts, which is the amount of consideration established and agreed to by the related parties.

Disclosure of Outstanding Share Data

As at the date of this MD&A, the following is a description of the outstanding equity securities and convertible securities issued by the Company:

	Authorized	Outstanding as at Report Date
Voting or equity securities issued and outstanding	Unlimited Common Shares	58,791,284 Common Shares

Securities convertible or exercisable into voting or equity securities – stock options	Stock options to acquire up to 10% of outstanding Common Shares	4,175,000 Stock options granted exercisable at various prices between $0.30 and $0.36

Voting or equity securities issuable on conversion or exchange of outstanding securities – warrants	Warrants to acquire up to 7,328,360 Common Shares	4,683,360 Warrants exercisable at various prices between $0.20 and $0.40 per warrant

Voting or equity securities issuable on conversion or exchange of outstanding securities – finders warrants	Warrants to acquire up to 952,202 Common Shares	733,312 Finders’ Warrants exercisable at various prices between $0.30 and $0.40 per warrant

Critical Accounting Estimates

Proved Oil and Gas Reserves

Under National Instrument 51-101 (“NI 51-101”), “proved” reserves are those reserves that can be estimated with a high degree of certainty to be recoverable (it is possible that the actual remaining quantities recovered will exceed the estimated proved reserves). In accordance with this definition, the level of certainty targeted by the reporting company should result in at least a 90% probability that the quantities actually recovered will equal or exceed the estimated reserves. In the case of “probable” reserves, which are obviously less certain to be recovered than proved reserves, NI 51-101 states that it must be equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable, the reporting company must believe that there is at least a 50% probability that the quantities actually recovered will equal or exceed the sum of the estimated proved plus probable reserves.

The process of establishing reserves requires significant judgments and decisions based on available geological, geophysical, engineering and economic data. These estimates may change substantially as additional data from ongoing development activities and production performance becomes available and as economic conditions impacting oil and gas prices and costs change.

As circumstances change and additional data become available, reserve estimates also change. Estimates made are reviewed and revised, either upward or downward, as warranted by the new information. Revisions are often required due to changes in well performance, prices, economic conditions and governmental restrictions.

Although every reasonable effort is made to ensure that reserve estimates are accurate, reserve estimation is an inferential science. As a result, the subjective decisions, new geological or production information and a changing environment may impact these estimates. Revisions to reserve estimates can arise from changes in year-end oil and gas prices, and reservoir performance.

Depletion Expense

The Company uses the full cost method of accounting for exploration and development activities. In accordance with this method of accounting, all costs associated with exploration and development are capitalized whether or not the activities funded were successful. The aggregate of net capitalized costs and estimated future development costs, less estimated salvage values, is amortized using the unit-of-production method based on estimated proved oil and gas reserves.

An increase in estimated proved oil and gas reserves would result in a corresponding reduction in depletion expense. A decrease in estimated future development costs would result in a corresponding reduction in depletion expense.

Certain costs related to unproved properties may be excluded from costs subject to depletion until proved reserves have been determined or their value is impaired. These properties are reviewed quarterly and any impairment is transferred to the costs being depleted.

Impairment

The Company applies a ceiling test to the capitalized cost of its petroleum and natural gas properties to ensure that the net carrying value does not exceed the estimated value of future net revenues from production of gross proved reserves plus the cost of unproved properties and major development projects excluded from depletion.  Net revenues are estimated using forecasted prices, less estimated costs directly associated with the development, production, and sale of reserves. Should the ceiling test result in an excess of carrying value, the Company would then measure the amount of impairment by comparing the carrying amounts of property and equipment to an amount equal to the estimated net present value of future cash flows from proved plus probable reserves, using a risk-free interest rate, and the sale of unproved properties. Any reduction in the net carrying value of petroleum and natural gas properties as a result of the ceiling test is charged to operations.

Provision for Asset Retirement Obligations

The Company follows the current recommendations of the Canadian Institute of Chartered Accountants on accounting for asset retirement obligations. The standard requires that the fair value of an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The present value of the estimated asset retirement cost is capitalized as part of the carrying amount of the long lived asset. The depreciation of the capitalized asset retirement cost will be determined on a basis consistent with depreciation, depletion and amortization of the long lived asset. With the passage of time, accretion will increase the carrying amount of the asset retirement obligation.

New Accounting Standards for fiscal 2011

No new accounting standards were adopted for the current fiscal year.

Recent accounting pronouncements

Business combinations, consolidated financial statements and non-controlling interest

In January 2009, the CICA issued new Handbook Section 1582, “Business Combinations”, 1601, “Consolidations”, and Section 1602, “Non-controlling Interests” replacing Handbook Section 1581, “Business Combinations” and Section 1600, “Consolidated Financial Statements” as well as establishing a new section for accounting for a non-controlling interest in a subsidiary.

Section 1582 establishes standards for the accounting for a business combination, and states that all assets and liabilities of an acquired business will be recorded at fair value. Obligations for contingent consideration and contingencies will also be recorded at fair value on the acquisition date. The standard also states that acquisition-related costs will be expensed as incurred and that restructuring charges will be expensed in the periods after the acquisition date. It provides the Canadian equivalent to IFRS 3, “Business Combinations” (January 2008). The section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period on or after January 1, 2011.

Section 1601 establishes standards for the preparation of consolidated financial statements.

Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in the preparation of consolidated financial statements subsequent to a business combination. It is equivalent to IAS 27, “Consolidated and Separate Financial Statements” (January 2008).

Handbook Sections 1601 and 1602 apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011. Earlier adoption of these sections is permitted as of the beginning of a fiscal year. All three sections must be adopted concurrently. Management is of the opinion that there will be no material impact on the Company resulting from the adoption of these new Sections on its financial statements.

International Financial Reporting Standards

On February 13, 2008, the Canadian Institute of Chartered Accountants Accounting Standards Board (AcSB) confirmed the date of changeover from GAAP to International Financial Reporting Standards (“IFRS”). Canadian publicly accountable enterprises must adopt IFRS for their interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011, including comparatives for the 2010 fiscal year. Canadian non-publicly accountable entities may also adopt these standards. In addition to significant changes in accounting policy issues, IFRS also requires considerably more disclosure, particularly for quarterly reporting. While IFRS uses a conceptual framework similar to GAAP, there are several significant differences in accounting policies which must be addressed.

The International Accounting Standards Board (“IASB”) has also issued an exposure draft relating to certain amendments and exemptions to IFRS 1. The IASB announced approval of this amendment in July 2009. This amendment allows the Company to apply IFRS prospectively by utilizing its current oil and gas reserves at the transition date to allocate the Company’s property and equipment assets as accounted for under GAAP full cost accounting to cash generating units as required under IFRS. This requires that an impairment test, under IFRS standards, be performed at the transition date. The Company is currently evaluating all of its property and equipment assets under full cost accounting to determine how the assets will be grouped into cash generating units.

This transition from GAAP to IFRS will be a major undertaking which may result in material adjustments to the Company’s reported financial position and results of operations, and may result in a future impairment of the Company’s fixed assets as presently reported under GAAP. The Company intends to adopt IFRS effective April 1, 2011 with a retroactive restatement of the comparative period. The first audited annual financial statements will be for the year ending March 31, 2012, with comparative financial information for the year ended March 31, 2011. This also means that all the opening balance sheet adjustments relating to the adoption of IFRS must be reflected in the April 1, 2010 opening balance sheet which will be issued as part of the comparative financial information in the June 30, 2011 unaudited interim financial statements. The Company intends to adopt these requirements as set out by the AcSB and other regulatory bodies.

The Company has completed a high level IFRS transition plan and has determined future activities that will need to be undertaken. This was formulated following a preliminary review of the high level differences between GAAP and IFRS and the potential material effects that IFRS may have on the financial statements and reported results.

Following this preliminary assessment, the Company will be undertaking a detailed review of all material areas of difference between GAAP and IFRS to identify specific differences that will impact the Company and to determine which IFRS policies should be implemented. The major areas that will be addressed will be the determination of cash generating units, the review of any potential impairment issues, the review of any adjustments required for bank lending covenants, and the impact on any business processes.

Since the last MD&A report issued in November, Management has shifted its focus towards completing the fall drilling and tie in program as well as the negotiation regarding the asset purchase and corresponding credit facility agreement. Management has completed its high level review of the accounting policy choices available under IFRS. Management remains in the final stages of determining which policy choices it will elect to adopt and is working with the Company’s external auditors and board of directors to have these policies reviewed and approved.

The Company has reviewed IFRS 1 – ‘First Time Adoption of International Financial Reporting Standards’. At this time, the Company is expected to adopt certain exemptions under IFRS 1.13. For example, management expects to utilize the ability to use the carrying cost of property and equipment under Canadian GAAP as at the transition date as its deemed cost at that date. As such, the value of property and equipment as of March 31, 2010 is expected to be utilized as the opening balance under IFRS on April 1, 2011, subject to the impairment test required upon transition.

IFRS 1 does not permit changes to estimates that have been made previously. Accordingly, estimates used in the preparation of the Company’s opening IFRS statement of financial position as at the Transition date will be consistent with those made under current Canadian GAAP. If necessary, estimates will be adjusted to reflect any difference in accounting policy without using hindsight. As of the date of this report, management believes that no exceptions under IFRS 1.13 apply to the Company aside from those mentioned above. However, circumstances may change, which would require management to revisit this section of the IFRS Handbook.

Other key elements of the IFRS changeover plan are as follows:

Accounting policies

The Company is in the final stages of determining which accounting policies it will choose. While not approved, management expects to adopt a set of policies including the following items:

Exploration and Evaluation Expenditures

Subject to certain conditions, IFRS currently allows an entity to determine an accounting policy that specifies the treatment of costs related to the exploration for and evaluation of oil and gas properties.

The Company expects to establish an accounting policy to capitalize, as incurred, all costs incurred subsequent to obtaining the rights to explore for oil and gas resources on a property until such time as it has been determined that the property has economically recoverable reserves. All costs incurred prior to obtaining such rights, known as pre-exploration costs, will be expensed as incurred. The application of this policy on the adoption of IFRS is not expected to have significant impact on the Company’s financial statements.

Impairment of (Non‐financial) Assets

IFRS requires a write down of assets if the higher of the fair market value and the value in use of a group of assets is less than its carrying value. Value in use is determined using discounted estimated future cash flows. Canadian GAAP requires a write down to estimated fair value only if the undiscounted estimated future cash flows of a group of assets are less than its carrying value.

The Company's accounting policies related to impairment of non‐financial assets will be changed to reflect these differences. However, the Company does not expect that this change will have an immediate impact on the carrying value of its assets. The Company will perform impairment assessments in accordance with IFRS at the transition date.

Income Taxes

In certain circumstances, IFRS contains different requirements related to recognition and measurement of future (deferred) income taxes. Should a change occur in the carrying values of the assets and liabilities of the Company, the future income tax liability will be recalculated to reflect these differences. However, since the Company has significant tax pools and takes a valuation allowance against those pools, management does not expect the adjustment to impact the balance sheet.

Information technology and data systems

The Company has reviewed its information technology and data systems. Management is working with the provider of its accounting software regarding system updates. However, at this time, the changeover to IFRS is not expected to have a significant impact on these systems.

Internal control over financial reporting

As the Company is still finalizing its accounting policies, it has not completed a detailed review regarding the internal control over financial reporting. At this time, management does not expect any significant changes to the internal controls as a result of the adoption of IFRS.

Disclosure controls and procedures

This review will be completed in conjunction with the internal control over financial reporting. Management will continue to ensure that individuals responsible for the disclosure are provided with the appropriate education and training. At this time, management does not expect any significant changes to the controls as a result of the adoption of IFRS.

Financial Reporting Expertise

The Company has utilized the services of a chartered accountant, who has previous experience with the Company, in addition to utilizing the expertise present on the board of directors and the insights provided by the Company’s auditors to assist in the IFRS changeover.

Business Activities

The Company is not expecting a significant change in activities as a result of the IFRS changeover. Management is aware that new metrics and data will need to be maintained, but believes it can do so within the current operating framework.

Continuing the IFRS Transition Plan

The remaining conversion work will occur in the coming months, in anticipation of the preparation of the April 1, 2010 balance sheet as well as quarterly financial statements that will be required for comparative purposes for all periods ending in fiscal 2011. While management is unable at this time to quantify the changes to the opening balance sheet for the fiscal 2010 year under IFRS, it is not believed at this time that such changes will result in a significant change in the carrying values of any assets or liabilities, nor does management believe there will be a significant change in the equity of the Company as a result of the adoption of IFRS.

Management was expected to finalize its accounting policies and obtain board approval by February 2011, however due to the significant involvement in various projects by management, the IFRS conversion project has fallen behind schedule. However the final opening balance sheet continues to be expected in the late spring or early summer of 2011.

The Company will also continue to monitor standards development as issued by the IASB and the AcSB as well as regulatory developments as issued by the Canadian Securities Administrators, which may affect the timing, nature or disclosure of its adoption of IFRS.